                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K
 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SERCURITES
-----    EXCHANGE ACT OF 1934

         For the period ended December 31, 2002

----- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from          to
                                        --------    --------

         Commission file number 1-8014


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                    -----------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Moore Wallace Incorporated

                              C/O Executive Offices

                              One Canterbury Green

                               Stamford, CT 06901

                             Telephone: 203-406-3700

                              REQUIRED INFORMATION

Wallace Commercial Print 401(k) Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal years ended December 31, 2002 and 2001 and schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit II and incorporated herein by this reference.


                                    SIGNATURE

The Plan
--------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

By:  Wallace Retirement Plans Committee



/s/ Lewis M. Jacobson               June 27, 2003
---------------------------------
Lewis M. Jacobson
Plan Committee Member

                                  CERTIFICATION
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
                               UNITED STATES CODE)

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Moore Wallace Incorporated, a corporation continued under the laws of Canada, hereby certifies, to such officer's knowledge, that:

         The Annual Report on Form 11-K for the Wallace Commercial Print 401(K) Retirement Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated:  June 27, 2003                            /s/ Mark A. Angelson
                                                 -------------------------------
                                                 Name: Mark A. Angelson
                                                 Title: Chief Executive Officer



The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

                                  CERTIFICATION
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
        (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
                               UNITED STATES CODE)

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Moore Wallace Incorporated, a corporation continued under the laws of Canada, hereby certifies, to such officer's knowledge, that:

         The Annual Report on Form 11-K for the Wallace Commercial Print 401(K) Retirement Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated:  June 27, 2003                      /s/ Mark S. Hiltwein
                                           ------------------------------
                                           Name:  Mark S. Hiltwein
                                           Title: Executive Vice President and
                                                  Chief Financial Officer


The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

                                  EXHIBIT INDEX

Exhibit I-        Consent of Independent Public Accountants                     Page 6


Exhibit II -      Wallace Commercial Print 401(k) Retirement Plan
                  Financial Statements as of December 31, 2002 and 2001         Page 7-23

                                                                     EXHIBIT I
                                                                     ---------

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------

As independent public accountants, we hereby consent to the incorporation of our report dated May 23, 2003, included in or made a part of this Form 11-K, into Moore Wallace Incorporated's previously filed Form S-8 Registration Statement (105757) for the Wallace Commercial Print 401(k) Retirement Plan.

We have not audited any financial statements of the Wallace Commercial Print 401(k) Retirement Plan subsequent to December 31, 2002 or performed any audit procedures subsequent to the date of our report.


                                         WASHINGTON, PITTMAN & MCKEEVER, LLC
CHICAGO, ILLINOIS
JUNE 25, 2003

                                                                  EXHIBIT II
                                                                  ----------



                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                 -----------------------------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------

                         TOGETHER WITH AUDITOR'S REPORT
                         ------------------------------

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------



                      T A B L E   O F   C O N T E N T S
                      ---------------------------------

                                                                                                 P A G E
                                                                                                 -------
INDEPENDENT AUDITOR'S REPORT                                                                        9

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
  DECEMBER 31, 2002 AND 2001                                                                        10

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
  BENEFITS  FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001                                           11

NOTES TO FINANCIAL STATEMENTS                                                                    12 - 19

SUPPLEMENTAL INFORMATION:

  SCHEDULE G - PART III, SCHEDULE OF NONEXEMPT
    TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2002                                               21
      (Schedule I)

  SCHEDULE H - ITEM 4i, SCHEDULE OF ASSETS HELD                                                     22
    FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2002
      (Schedule II)

  SCHEDULE H - ITEM 4j, SCHEDULE OF REPORTABLE
    TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2002
      (Schedule III)                                                                                23

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

To the Retirement Plans Committee of the Wallace Commercial Print 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                        WASHINGTON, PITTMAN & MCKEEVER, LLC
CHICAGO, ILLINOIS
MAY 23, 2003

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                        AS OF DECEMBER 31, 2002 AND 2001
                        --------------------------------

          (EMPLOYER IDENTIFICATION NUMBER 58-1101633, PLAN NUMBER 001)
          ------------------------------------------------------------


                                                                        2002                   2001
                                                                        ----                   ----
ASSETS

   Cash                                                        $       70,788            $              -

   Investments, at fair value:
      Investment in Wallace Defined Contribution
         Master Custody Arrangement                                39,345,477                  42,259,455

      Mutual Funds                                                 26,925,384                  36,133,079
      Participant loans                                             1,653,991                   1,500,150
                                                               --------------            ----------------
                                                                   28,579,375                  37,633,229
                                                               --------------            ----------------

         Total Investments                                         67,924,852                  79,892,684
                                                               --------------            ----------------

   Receivables:
      Company contribution                                             15,683                      33,417
      Participant contribution                                         76,357                     119,277
                                                               --------------            ----------------
          Total Receivables                                            92,040                     152,694
                                                               --------------            ----------------

            TOTAL ASSETS                                           68,087,680                  80,045,378
                                                               --------------            ----------------


LIABILITIES
   Due to broker for securities purchased                              70,788                           -
   Excess contributions payable                                        11,405                           -
                                                               --------------            ----------------

            TOTAL LIABILITIES                                          82,193                           -
                                                               --------------            ----------------

NET ASSETS AVAILABLE FOR BENEFITS                              $   68,005,487            $     80,045,378
                                                              ===============            ================


   The accompanying notes are an integral part of these financial statements.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                  FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001
                  ---------------------------------------------

          (EMPLOYER IDENTIFICATION NUMBER 58-1101633, PLAN NUMBER 001)



                                                                              2002                   2001
                                                                              ----                   ----
ADDITIONS TO NET ASSETS:
   Investment Income (loss) -
      Interest                                                          $      96,281         $      110,923
      Dividends                                                               205,122                230,290
      Net depreciation in fair value of investments
         (mutual funds)                                                    (6,524,766)            (4,448,278)
      Net investment income from the Wallace Defined
         Contribution Master Custody Arrangement                               15,485                955,525
                                                                        -------------          -------------
            Total investment loss                                          (6,207,878)            (3,151,540)
                                                                        -------------          -------------

   Contributions
      Participant  contributions                                            5,435,017              6,782,859
      Rollover contributions                                                  372,485                685,820
      Employer contributions                                                1,653,279              1,983,252
                                                                        -------------          -------------
         Total contributions                                                7,460,781              9,451,931
                                                                        -------------          -------------

         Total additions                                                    1,252,903              6,300,391
                                                                        -------------          -------------

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to participants                                           13,145,113              7,531,303
   Administrative expense
                                                                              147,681                130,044
                                                                        -------------          -------------

         Total deductions
                                                                           13,292,794              7,661,347
                                                                        -------------          -------------

         Net decrease                                                    (12,039,891)            (1,360,956)

NET ASSETS, BEGINNING OF YEAR                                              80,045,378             81,406,334
                                                                        -------------         --------------

NET ASSETS, END OF YEAR                                                 $  68,005,487         $   80,045,378
                                                                        =============         ==============


   The accompanying notes are an integral part of these financial statements.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 1 - PLAN DESCRIPTION
-------------------------

The following brief description of the Wallace Commercial Print 401(k) Retirement Plan (the "Plan") of Wallace Integrated Graphics, Inc. (the "Company") is provided for general information only. The Company is a subsidiary of Moore Wallace USA, Inc. (formerly known as Wallace Computer Services, Inc.). Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan covering all full-time regular employees with 31 days of service, except those belonging to a collective bargaining unit who has not negotiated to be in this Plan. It is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended. Effective January 1, 2001, enrollment in the Plan is automatic for all eligible employees unless the Company is notified in writing that the employee declines participation.

CONTRIBUTIONS
-------------

Participants are eligible to make pre-tax contributions of up to a maximum of 15% of covered compensation after 31 days of service. The Company makes matching contributions of one-half of the first 4% of compensation that a participant contributes after the first six months of employment. The Company, at its discretion, can also make annual profit sharing contributions: none were made for 2002 or 2001. Participants can allocate their voluntary contributions among six investment funds. Effective January 1, 2002: a provision was added for 401(k) catch up contributions for participants age 50 and older; the contribution limit for all employees was raised to 85% of covered compensation, not to exceed $40,000; and participants were able to make after-tax contributions.

ADMINISTRATION
--------------

The Plan is administered by Mellon HR Solutions (formerly known as Dreyfus Retirement Services). The custodian is Boston Safe Deposit and Trust Company.

TRUSTEE
-------

Effective December 31, 2002, Mellon Bank, N.A. was appointed successor Trustee of the Wallace Retirement Plans Master Trust and the Trustee for the Plan.

PARTICIPANT ACCOUNTS
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) investment funds earnings or losses, and (c) forfeitures of terminated participants' nonvested accounts, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations of investment return are based on participant account balances in each fund.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 1 - PLAN DESCRIPTION (CONTINUED)
-------------------------------------

VESTING
-------

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution and forfeiture allocations to their accounts, plus actual earnings thereon, is based on years of continuous service. Company matching contributions under the 401(k) option and forfeiture allocations are fully vested in 20% annual increments for the first five completed years of service.

In addition, if a participant reaches the age of 60, terminates employment due to total disability, or dies before completing the five years of service, his or her account becomes 100% vested.


INVESTMENT OPTIONS
------------------

The Company's Retirement Plans Committee, which is appointed by the Board of Directors of Moore Wallace USA, Inc, (formerly know as Wallace Computer Services, Inc.), establishes the overall investment objectives of the Plan assets, selects investment advisors and/or pooled investment vehicles for each of the funds.

The Plan has six investment funds, including the Moore Wallace Company Stock Fund. Participants may direct their investments between the following six options:

         STABLE VALUE FUND--This fund provides current income consistent with yield on short-term government bonds, but with little or no change in principal value.

         BALANCED FUND--This fund combines the opportunity for income and long-term capital growth, by investing in a diversified portfolio of both stocks and bonds. The fund is managed by five investment managers, each having a separate portfolio with differing objectives and styles.

         LONG-TERM GROWTH FUND--This fund seeks long-term capital growth, with income at a level similar to the yield on the S&P 500. It invests primarily in a diversified portfolio of large cap common stocks.

         EQUITY INDEX FUND--This fund seeks to replicate the characteristics and performance of a core stock market index, the S&P500. The fund may also use futures or options on the index as an unleveraged alternative to holding individual securities.

         AGGRESSIVE GROWTH FUND--This fund seeks long-term capital appreciation, with income as a minor consideration. It invests in small and mid-cap domestic stocks that have risks significantly higher than the broad stock market, as measured by the S&P 500.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------

NOTE 1 - PLAN DESCRIPTION (CONTINUED)
-------------------------------------

         MOORE WALLACE COMPANY STOCK FUND--Invests primarily in the common stock of Moore Wallace Incorporated. Effective February 3, 2001, the Moore Wallace Company Stock Fund is limited to one transfer either in or out, in any 30-day period.


PARTICIPANT LOANS
-----------------

The minimum amount participants may borrow from their fund accounts is $1,000. The maximum participants may borrow is the lesser of $50,000 or 50% of their account balances. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. The interest rate for the loans during 2002 ranged from a low of 5.25% to a high of 5.75%. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.


PAYMENT OF BENEFITS
-------------------

A participant's account becomes distributable upon termination from the Company. If the termination is due to retirement, total disability or death, the entire account balance becomes distributable to the participant. For other terminations, the participant receives his own contributions plus earnings thereon and the vested portion of the Company contributions and forfeitures plus earnings thereon.


NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------

BASIS OF ACCOUNTING
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

NEW ACCOUNTING PRONOUNCEMENTS
-----------------------------

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The Plan was required to adopt SFAS No. 133, as amended, in the fiscal year ended December 31, 2001.

The Plan's utilization of derivative instruments for trading or non-trading purposes is minimal, and the provisions of these statements are not applied because the impact on the Plan's financial statements is not material.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------

USE OF ESTIMATES
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RECLASSIFICATION
----------------

Certain accounts in the 2001 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2002 financial statements. These reclassifications have no effect on the net assets available for benefits at December 31, 2001.

INVESTMENT VALUATION AND INCOME RECOGNITION
-------------------------------------------

The Plan's investments, other than guaranteed investment contracts, are carried at fair market value as determined by the custodian based upon quoted market prices. Guaranteed investment contracts are stated at contract value as reported by the respective insurance companies; contract values approximate fair market values at December 31, 2002 and 2001.

The fair value of the Plan's investment in the Wallace Defined Contribution Master Custody Arrangement is based on the beginning of year value of the Plan's interest in the Trust plus actual contributions and investment income less actual distributions and allocated administrative expenses (Note 5). Quoted market prices are used to value investments in the Master Trust.

Interest and dividends are recorded on the accrual basis and dividend income is accrued on the ex dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from securities transactions are reported on the average cost method.

ADMINISTRATIVE EXPENSES
-----------------------

All expenses directly related to the Plan, such as fees of the custodian and investment advisors, are paid by the Plan.

PAYMENT OF BENEFITS
-------------------

Benefits are recorded when paid.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 3 - INVESTMENTS
--------------------

The fair value of investments that represent 5% or more of the Plan's net assets available for Plan benefits at December 31, 2002 and 2001, are as follows:

                                                               2002                    2001
                                                         ------------------     --------------------
    Mutual Funds:
     Dreyfus Apprec FD INC: Long
       Term Growth                                           $14,640,358                $19,755,661
     Dreyfus Emerging Leaders FD:
       Aggressive Growth                                       7,951,864                 10,693,891
     Dreyfus/Laurel FDS Inc S&P 500
       Stock Index Fund: Equity Index                          4,333,162                  5,683,527

During 2002 and 2001, the Plan's investments, including investments bought or sold, as well as held, during the year, depreciated in value by $(6,524,766) and $(4,448,278), respectively, as follows:

                                                               2002                    2001
                                                        -------------------     --------------------
    Mutual Funds                                             $(6,524,766)                $(4,448,278)

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4 - INVESTMENT CONTRACTS
-----------------------------

The Plan invests in fully benefit-responsive investment contracts that are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semiannually based on the insurance company's applicable rate schedule. The aggregate average interest rate for the investment contracts as of December 31, 2002 and 2001 was 5.90.% and 6.34%, respectively. The recorded contract value of the investment contracts approximates fair market value as of December 31, 2002 and 2001.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 5 - INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT
----------------------------------------------------------------------------

Certain assets of the Plan are in the Wallace Defined Contribution Master Custody Arrangement (the "Arrangement") which was established for the investment of assets of the Plan and another Wallace Computer Services, Inc. sponsored retirement plan. Each plan has an undivided interest in the Arrangement. The assets of the Arrangement are held by Boston Safe Deposit and Trust Company (the "Asset Custodian"). The Plan's interest in the net assets of the Arrangement is based on the individual plan participants' investment balances.

Investment income is allocated on a daily basis through a valuation performed by the Asset Custodian. Administrative expenses relating to the Arrangement are allocated to the individual funds based upon average quarterly balances invested by each plan. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Arrangement was approximately 12%.

The Arrangement held the following investments as of December 31, 2002 and 2001:

                                                                         2002                 2001
                                                                 --------------------- --------------------
Investments at market value-
   Wallace Company Stock Fund                                          $  18,840,919   $   15,594,845
   Stable Value Fund                                                     189,219,775      171,933,099
   Balanced Fund                                                         125,314,328      166,036,585
                                                                 --------------------- --------------------
          Total                                                        $333,375,022    $  353,564,529
                                                                 ===================== ====================

Investment income for the Arrangement is as follows for the years ended December 31, 2002 and 2001:

                                                                         2002                 2001
                                                                 --------------------- --------------------
Net (depreciation) appreciation in fair value of
  investments-
     Common stock                                                    $  (15,212,670)    $  (9,221,600)
     Fixed income securities- Investment contracts                       10,426,293        11,130,987
                                                                 --------------------- --------------------
          Net (depreciation) appreciation                                (4,786,377)        1,909,387

Interest and dividends                                                      513,911           580,284
                                                                 --------------------- --------------------

          Total investment (loss) income                             $   (4,272,466)    $   2,489,671
                                                                 ===================== ====================

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS
-----------------------------------------

The Plan has limited involvement with derivative financial instruments and does not use them for trading purposes. The Plan owns shares in a commingled international equity fund. The mangers of these funds may, from time to time, use currency futures and forward contracts to manage the fund's currency position.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
-----------------------------------------------------

The Plan also invests in commingled domestic equity funds. The managers of this fund have the authority to invest in Standards & Poor's 500 futures to create exposure to equity securities as part of the fund's cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts.

NOTE 7 - INCOME TAX STATUS
--------------------------

The Plan obtained a determination letter on July 1, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 8 - PLAN TERMINATION
-------------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 9 - SUBSEQUENT EVENTS
--------------------------

On May 15, 2003, at special meeting of stockholders of Wallace Computer Services, Inc., ("Wallace") a merger was approved between Wallace, Moore Corporation Limited ("Moore"), a corporation continued under the laws of Canada, Moore Holdings U.S.A. Inc., a Delaware corporation and a wholly owned subsidiary of Moore, and M-W Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Moore.

In the merger, M-W Acquisition merged with and into Wallace. Under the merger agreement, Wallace stockholders had the right to elect to receive for each Wallace common share, subject to proration, either:

         o A number of common shares of Moore equal to 1.05 plus the quotient of 14.40 divided by the average of the high and low sales prices per share of Moore on the New York Stock Exchange Composite Tape on the last trading day before the closing day of the merger; or

         o Cash in an amount equal to $14.40 plus the product of 1.05 multiplied by the average of the high and low sales prices per share of Moore on the New York Stock Exchange Composite Tape on the last trading day before the closing of the merger.

Immediately after the effective time of the merger, Moore caused the surviving corporation in the merger to merge, in a second merger, with and into a newly created limited liability company wholly owned by Moore Holdings U.S.A. Inc., a wholly owned subsidiary of Moore.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 9 - SUBSEQUENT EVENTS (CONTINUED)
--------------------------------------

Wallace Defined Contribution Master Custody Arrangement (see Note 5) held 858,786 shares of Wallace company stock at December 31, 2002. The Retirement Plan Committee determined to elect the stock only option because the stock fund will be continued after the merger.

Effective May 15, 2003, the Plan was amended to provide 100% vesting in Employer Contributions, forfeiture allocations and earnings thereon for participants who terminate employment with the Company on or after May 15, 2003.

                            SUPPLEMENTAL INFORMATION
                            ------------------------

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

            SCHEDULE G, PART III--SCHEDULE OF NONEXEMPT TRANSACTIONS
            --------------------------------------------------------

                             AS OF DECEMBER 31, 2002
                             -----------------------

          EMPLOYER IDENTIFICATION NUMBER: 58-1101633, PLAN NUMBER: 001



                                                                                                                         SCHEDULE I
                                                                                                                         ----------


                                                                 Description of Transaction,
                                  Relationship of Plan,         Including Maturity Date, Rate                              Interest
   Identity of                      Employer or Other            of Interest, Collateral, Par or          Amount           Incurred
Party Involved                      Party In Interest                   Maturity Value                    Loaned           on Loan
----------------------          -----------------------     --------------------------------------      -----------       ---------
Wallace Integrated               Plan sponsor               Lending of monies from the                  $ 23,871 (a)       $   - (b)
   Graphics, Inc.                                           Plan to the Employer                        ========           =====
                                                            (Contributions not remitted
                                                            to the Plan in a timely
                                                            manner).






NOTES:
         (a) This represents total amount of contributions that have been withheld from employees, but not remitted timely into the trust by the Plan sponsor. "Timely" is defined as no later than the 15th business day of the months following the month in which the contributions are withheld.

         (b) Total earnings were negative for the periods of the nonexempt transactions, and as such, no interest was calculated.

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

      SCHEDULE H, ITEM 4I.--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
      ---------------------------------------------------------------------

                             AS OF DECEMBER 31, 2002
                             -----------------------

          EMPLOYER IDENTIFICATION NUMBER: 58-1101633, PLAN NUMBER: 001


                                                                                             SCHEDULE II
                                                                                             -----------


NO. OF SHARES                                                                                    CURRENT
   OR UNITS             DESCRIPTION OF SECURITY                             COST                  VALUE
----------------        -----------------------                             ----                  -----

                        MUTUAL FUNDS

*   469,242 units       Dreyfus Apprec FD INC -                         $19,810,218          $ 14,640,358
                          Long term growth

*   236,785 units       Dreyfus/Laurel FDS Inc --                         6,316,114             4,333,162
                          S&P 500 Stock Index- Equity Index

*   286,450 units       Dreyfus Emerging Leaders FD -                     9,936,970             7,951,864
                          Aggressive Growth                             -----------          ------------


                                  Total Mutual Funds                     36,063,302            26,925,384


                        PARTICIPANT LOANS

   1,653,991            Loans -(Interest rates range                              -             1,653,991
                          from 5.25% - 5.75%)                           -----------          ------------

                            TOTAL ASSETS HELD FOR INVESTMENT PURPOSES  $ 36,063,302          $ 28,579,375
                                                                       ============          ============


*A party-in-interest to the Plan

                 WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN
                 -----------------------------------------------

            SCHEDULE H, ITEM 4J.--SCHEDULE OF REPORTABLE TRANSACTIONS
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      ------------------------------------

          EMPLOYER INDENTIFICATION NUMBER: 58-1101633, PLAN NUMBER 001


                                                                                                                     SCHEDULE III
                                                                                                                     ------------

                                                             PURCHASES                                SALES
                                                            -----------       ---------------------------------------------------
NO. OF SHARES              DESCRIPTION                       PURCHASE           COST OF              SELLING          NET GAIN
   OR UNITS                OF SECURITY                         PRICE            ASSETS               PRICE             (LOSS)
------------------         -----------                      -----------       ---------           -----------          ------
  106,877              Dreyfus Apprec Fd Inc                $     -          $ 4,590,146          $ 3,797,229       $  (792,917)